June 6, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Washington, D.C. 20549

Attention:   Austin Pattan

Re: Desktop Metal, Inc.

Registration Statement on Form S-3

Filed June 2, 2022

Registration No. 333-265372

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on June 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Jennifer A. Yoon of Latham & Watkins LLP, counsel to the Company, at (617) 880-4540, or in her absence, Emily E. Taylor at (617) 880-4735, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Desktop Metal, Inc.

By:	/s/ Meg Broderick
Meg Broderick
General Counsel

cc:	Emily E. Taylor, Latham & Watkins LLP
Jennifer A. Yoon, Latham & Watkins LLP